EXHIBIT 12.1

REYNOLDS AMERICAN INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

(Unaudited)

	For The Three Months Ended March 31,		For The Years Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Earnings before fixed charges:
Income from continuing operations before income taxes	$829	$429	$1,953	$2,186	$2,205	$1,522	$643
Deduct: Income on equity investment	—	—	—	—	—	—	(1)

	829	429	1,953	2,186	2,205	1,522	642
Fixed charges:
Interest and debt expense[1]	62	56	234	221	232	251	275
Interest portion of rental expense[2]	2	2	6	6	7	7	7

Add: Fixed charges	64	58	240	227	239	258	282

Earnings before fixed charges	$893	$487	$2,193	$2,413	$2,444	$1,780	$924

Fixed charges:
Interest and debt expense[1]	$62	$56	$234	$221	$232	$251	$275
Interest portion of rental expense[2]	2	2	6	6	7	7	7

Total fixed charges	$64	$58	$240	$227	$239	$258	$282

Ratio of earnings to fixed charges[3]	14.0	8.4	9.1	10.6	10.2	6.9	3.3

[1]	Interest and debt expense includes interest on indebtedness, amortization of debt discount and expenses, and excludes interest related to reserves for income taxes, as such interest is included in provision for income taxes.
[2]	One-third of rent expense is the portion deemed representative of the interest factor.
[3]	Based on unrounded amounts.